UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HireRight Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

W. Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 433537107

1	Names of Reporting Persons RJC GIS Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,770,969
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,770,969

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,770,969
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.5% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based upon 79,484,907 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) outstanding as of October 27, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed on November 4, 2022 (“Form 10-Q”), by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”).

SCHEDULE 13G

CUSIP No. 433537107

1	Names of Reporting Persons Jeanne S. Conrad
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,770,969
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,770,969

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,770,969
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.5% (1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based upon 79,484,907 shares of Common Stock outstanding as of October 27, 2022, as disclosed in the Form 10-Q.

SCHEDULE 13G

CUSIP No. 433537107

1	Names of Reporting Persons Raymond W. Conrad
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,770,969
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,770,969

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,770,969
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.5% (1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based upon 79,484,907 shares of Common Stock outstanding as of October 27, 2022, as disclosed in the Form 10-Q.

Item 1.

(a)	Name of Issuer:

HireRight Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices:

100 Centerview Drive, Suite 300, Nashville, TN 37214

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of RJC GIS Holdings LLC (“RJC”), Jeanne S. Conrad, and Raymond W. Conrad (collectively referred herein as “Reporting Persons”). All of the interests in RJC are held by (a) The Raymond W. Conrad Revocable Trust dated April 17, 2009, of which Raymond Conrad is trustee; (b) The Jeanne S. Conrad Revocable Trust dated April 17, 2009, of which Jeanne Conrad is trustee; (c) the RWC Family Trust, of which Jeanne Conrad is trustee; and (d) the JSC Family Trust, of which Raymond Conrad is trustee.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person is a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 401 Quay Commons, PH 1801 Sarasota, Florida 34236.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

433537107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c)	As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

RJC GIS HOLDINGS, LLC

By:	/s/ Raymond W. Conrad

Name:	Raymond W. Conrad
Title:	President

JEANNE S. CONRAD

By:	/s/ Jeanne S. Conrad

RAYMOND W. CONRAD

By:	/s/ Raymond W. Conrad

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).